Michael G. Homan
Vice President
Corporate Accounting

The Procter & Gamble Company
1 Procter & Gamble Plaza
Cincinnati, OH 45202
(513) 983-6666 phone
(513) 945-2177 e-fax
(513) 602-7240 mobile
homan.mg@pg.com
www.pg.com

October 18, 2011

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4631

Attn:    John Cash
Accounting Branch Chief

Re:      The Procter & Gamble Company
Form 10-K for the Fiscal Year Ended June 30, 2011
Filed August 10, 2011
File No. 1-434

Dear Mr. Cash:

This letter responds to the comments on The Procter & Gamble Company (the “Company”) Form 10-K provided by the staff (“Staff”) of the Securities & Exchange Commission (the “Commission”) in your letter to the Company dated September 6, 2011.  We apologize for the delay in responding, but unfortunately your fax was not properly delivered, and we were unaware of your letter until October 6, 2011.  We have repeated your comments below in italics and have included our responses to each.

Form 10-K for the Year Ended June 30, 2011

Exhibit 13. Annual Report to Shareholders

Note 10.  Commitments and Contingencies, page 70
Litigation, page 71

1.	We have the following comments related to your disclosures:
●
We note that you conducted an internal investigation in response to the actions of the European Commission and identified violations.  With a view towards future disclosure, please tell us what consideration you gave to losses resulting from the violations you identified, including unasserted claims.  Reference ASC 450-20-50.

●
We note your disclosure regarding the complaints and investigations by regulatory authorities in Europe regarding violations of competition laws.  Please provide us, and include in future filings, your estimate of the amount or range of reasonably possible losses in excess of amounts accrued.  Reference ASC 450-20-50.

●	Please note that disclosures in future filings regarding the amount or range of reasonably possible losses in excess of amounts accrued may be provided on an aggregated basis.

Response:

●
We have assessed and continue to assess both the likelihood of any potential losses and our ability to reasonably estimate the amount of such losses with respect to potential competition law violations identified during our internal investigations. The Company’s Legal Division, including the Chief Legal Officer and legal staff, analyze the various competition law matters on an on-going basis and discuss the merits of each matter and related legal strategy with external legal counsel. Based on the merits of each matter, and the Company’s prior experience, including discussions with the various regulatory bodies, and with outside counsel, an assessment is made as to the probability of incurring a loss and the amount of each such loss.  In addition, the Company’s senior finance and accounting and legal staffs meet at least quarterly to review the status of the competition law matters and to discuss any new, pending or threatened investigations as well as the current assessments as to the likelihood of any losses and whether any such loss is estimable and probable.

As a result of this process and in accordance with ASC 450-20-50, we have been updating and disclosing information related to our potential competition law violations for more than three consecutive years since filing our form 10-K for the period ended June 30, 2008.  Initially, we were unable to estimate a reasonable range of losses on the various matters due the existence of multiple uncertainties, including:

o	The existence of multiple matters, involving multiple governmental authorities and a lack of clarity on jurisdictional authority;
o
The existence of allegations against multiple parties and uncertainty as to whether the relevant authorities would proceed against individual companies or collectively against industry groups – and if the latter, uncertainty about the violations of other parties;

o	Uncertainty about the specific products involved in the alleged behavior;
o	Uncertainty about the time period and duration of the alleged behavior;
o	Uncertainty about how the various authorities would view the degree of severity of the alleged behavior;
o	Uncertainty about the fining guidelines in certain of the jurisdictions, coupled with the relative lack of historical precedent; and
o	The existence of leniency provisions on fines ultimately levied and how those leniency provisions would be applied.

As the internal and external investigations proceeded, and we were able to conclude that losses were probable and estimable, we established accruals.  The accruals recorded for these violations were initially based on ranges and, consistent with ASC 450-20-50, we accrued the low end of the range of probable losses and disclosed such accruals in the aggregate. As we received additional details on the duration and severity of each of our violations, we adjusted our accruals and modified our disclosure accordingly.   In each matter, the upper end of the range for the competition law violations was very difficult to estimate due to the factors listed above.  Because the upper end of the reasonably possible range of fines was impracticable to estimate, we had previously disclosed the potential for additional fines to be “hundreds of millions of dollars.”

As of June 30, 2011, a number of competition law matters and the related accruals had been finalized.  We also continued to have accruals for some of the other remaining matters, with only one of those remaining matters being significant.   For the remaining matters for which we had accruals, we believed that any potential incremental losses would not be material.  Accordingly, our disclosure was modified in a prior fiscal 2011 quarter and as of June 30, 2011 no longer included a reference to “hundreds of millions of dollars” of additional exposure.   Further, since we only had one significant matter outstanding at June 30, 2011, we believed that providing additional detailed disclosure regarding  possible incremental losses could have been prejudicial to our ability to resolve the matter, and potentially harmful to our investors while adding little, if any, useful information.    However, due to continued uncertainty as we sought to resolve these matters and out of an abundance of caution, we elected to include additional disclosure to inform investors that the ultimate resolution of these matters may result in fines or costs in excess of the amounts reserved that could materially impact our financial statements.  Finally, we are not aware of any other unasserted claims that will result in probable or reasonably possible losses which would be material to the Company and require additional disclosure.

●
With respect to the Staff’s inquiry regarding our estimate of the amount or range of reasonably possible losses in excess of amounts accrued, we believe that our disclosure complies with ASC 450-20-50.  Please refer to the discussion above for the general background and conclusions as to our disclosures as of June 30, 2011. However, note that the various matters have continued to evolve since we filed our Form 10-K for the year ended June 30, 2011.  With respect to the remaining significant matter, we have received additional information which would give us more confidence that any remaining exposure on that matter would not be material.  Accordingly, we plan to update our disclosures in future filings, starting with our September 30, 2011 10-Q, to indicate that for matters for which we have accrued probable and estimable losses, we do not expect any additional material losses in excess of amounts accrued.

●	We acknowledge and appreciate the staff’s point on our ability to provide future disclosures on an aggregate basis.

Note 11. Segment Information, page 71

2.	Please provide us, and include in future filings, revenue information regarding your products. Reference ASC 280-10-50-40.

Response

We believe that our disclosure complies with the Segment Reporting disclosure requirements of ASC 280-10-50.  As required by ASC 280-10-50-40 we disclose “revenues from external customers for each product and service or each group of similar products and services” (emphasis added).  We have six reportable segments.  Each of those segments is a product-based segment, comprised of groupings of similar products that meet similar consumer needs, are typically grouped together in stores, and are generally recognized by customers, consumers, investors, and others in the consumer products industry as belonging to the same product categories.  For example, our Beauty Care reporting segment is comprised of products meeting personal beauty needs such as hair care products, cosmetics, skin care products, antiperspirants and fine fragrances, while our Fabric Care and Home Care reportable segment is comprised primarily of household cleaning products, such as laundry, surface and air care products.  In our segment footnote, we provide total revenues for each of these product-based segments.  Importantly, we have provided further supplemental information on certain of our most significant individual products.  This was disclosed in Part I, Item 1 of the 10-K on page 2 in the “Key Product Categories” section, wherein we disclosed that “in 2011, two product categories accounted for 10% or more of consolidated net sales.  The laundry category constituted approximately 16% of net sales for fiscal 2011 and 17% in 2010 and 2009.  The diaper category constituted approximately 11% of net sales for fiscal years 2011, 2010, and 2009.”  In future 10-K filings, we will provide this supplemental information in our segment footnote.

3.	Please revise future filings to include the information about geographic areas in accordance with ASC 280-10-50-41.

Response

As required by ASC 280-10-50-41, we disclose revenues and assets from our country of domicile (the U.S.).    No other individual country is considered material.  For perspective, we have operations in approximately 80 countries and our products are sold in over 180 countries.

In connection with the foregoing response to the Staff’s comments, the Company acknowledges that:
●	It is responsible for the adequacy and accuracy of the disclosure in the filing;

●	The Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you or any other member of the Staff has any further questions or comments concerning the Company’s responses, please contact me at (513) 983-6666.

                         Sincerely,

                        /s/ Mick Homan

                         Mick Homan
                         Vice President, Corporate Accounting